Exhibit 99.1

21Vianet Group, Inc. Announces Addition to Leadership Team

BEIJING, February 5, 2018 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral Internet data center services provider in China, today announced that Mr. Shiqi Wang has been appointed Co-CEO and President of the Company, effective immediately.

Mr. Wang will be responsible for managing the Company’s daily operations, strengthening the Company’s cooperation with its shareholders, including TUS Holdings Co., Ltd. (“TUS Holdings”), Kingsoft, Xiaomi, and Temasek, among others, and forging strategic partnerships with various external parties to provide additional support and resources for the Company.

Mr. Wang has been a frequent attendee of the Company’s board meetings and has been actively involved in building the relationship between TUS Holdings and the Company as well as exploring potential synergies between the two. Mr. Wang currently serves as Vice President of TUS Digital Group, a subsidiary of TUS Holdings, and serves on the board of directors of Beijing CIC Technology Co., Ltd. (Ticker: 430109) and Guangzhou Tuwei Technology Co., Ltd. (Ticker: 833320). Mr. Wang has nearly 20 years of experience in the telecommunications industry, working at various renowned international companies, including 11 years with Ericsson, focusing primarily on strategy development and execution, corporate management, and equity investments. Mr. Wang received a bachelor’s degree from Tsinghua University and an MBA from Peking University-Vlerick MBA Programme (BiMBA).

Mr. Steve Zhang, Chief Executive Officer of the Company, stated: “I am pleased to welcome Shiqi to 21Vianet’s management team. Shiqi possesses a unique combination of expertise in the telecommunications industry, strong management ability, and vast investment experience. I am confident that he will take 21Vianet’s strategic focus and operational optimization to the next level.”

Mr. Josh Chen, Executive Chairman of the Company, stated: “Since May of 2016, when TUS Holdings made its strategic investment in 21Vianet, Shiqi has been in charge of all TUS Holdings post-investment management responsibilities towards 21Vianet, and has worked very closely with the Company’s board of directors and core management team. He has a comprehensive understanding of both our Company and the IDC industry, and we believe he will provide considerable value to the Company going forward.”

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, cloud services, and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 4,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

CONTACT: Investor Relations Contact:

Calvin Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com